Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Emer Reynolds Ph: 353-1-709-4000 Chris Burns Ph: 800-252-3526	Davia Temin Ph: 212-407-5740 Elizabeth Headon Ph: 353-1-498-0300

ELAN ANNOUNCES WEBCAST OF PRESENTATION AT THE S.G. COWEN
26TH ANNUAL HEALTHCARE CONFERENCE

DUBLIN, IRELAND, MARCH 1, 2006 — Elan Corporation, plc announces today that its presentation and breakout session at the SG Cowen 26th Annual Healthcare Conference in Boston will be webcast live via the internet on Thursday, March 9, 2006. The presentation will be webcast at 11.20 a.m. Eastern Time, 4.20 p.m. Greenwich Mean Time. The breakout session will be webcast at 12.10 p.m. Eastern Time, 5.10 p.m. Greenwich Mean Time. Interested parties may access a live audio webcast of the presentation by visiting Elan’s website at www.elan.com and clicking on the Investor Relations section, then on the event icon.

About Elan
Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.